Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Hydra Industries Acquisition Corp. (the “Company”) on Amendment No. 3 to Form S-1, File No. 333-198236, of our report dated August 19, 2014, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Hydra Industries Acquisition Corp. as of July 15, 2014 and for the period from May 30, 2014 (inception) through July 15, 2014, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 13, 2014